     Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following was posted on Gillette’s internal website:

Plain Talk from Jim Kilts

Several news reports state that you contacted P&G about merging. Why were you out shopping Gillette around?

Unfortunately, many of the news reports make it sound like I acted on my own, almost impulsively deciding one day to call A.G. Lafley to see if P&G wanted to buy Gillette. Nothing could be further from the truth.

In fact, my approach to P&G flowed from a process that involved a detailed and thorough review of all strategic options for Gillette. Over the years, the Board considered a number of possible actions, including a merger-of-equals or an acquisition of a peer company.

In the end, the senior management and Board decided that a combination with Procter & Gamble had the greatest potential to create significant value for Gillette and our shareholders … in both the short and long term. And we took that decision very seriously. All of our experts and advisors, our senior management and every member on the Board were fully convinced that our approach to P&G was the right action with the right partner at the right time.

When you joined Gillette four years ago, you said you weren’t here to sell the Company. You wanted to turn it around and build brands. Now that our brands are doing so well … why sell?

Let me start with the obvious. We’ve worked hard and achieved a lot over the past four years. We’ve achieved one of the most successful turnarounds ever in the consumer products sector. We’ve built our brands and restored Gillette to the top tier of our industry. And in the process, we have saved thousands of jobs that would have been in danger if the company had faltered.

However, despite our successes we still had to confront the reality of a changing world. As Gillette has changed over the past four years, so has the environment around us. As a company, we are heavily reliant on our core Blade & Razor business, which accounts for nearly two-thirds of our earnings. And as a $10 billion company, we faced customers and competitors with exponentially greater sales, reach and resources. And they are gaining in scale every day. In short, we faced a future in which even as we grew and gained in our categories, we could still fall behind within the total consumer products environment.

In my judgment … and in the judgment of our Senior Management and every member of the Board of Directors … combining with a strong, large compatible company like P&G offers the greatest potential benefits for our Company and shareholders. It gives us the size, scale and business diversity to move more quickly toward our long-term goals and to create the best consumer products company in the world.

For the past four years, we put our sweat and blood into turning this Company around, and we are making great progress on becoming the best consumer products company in the world. Why not go at this alone? Why combine with P&G?

There’s a chance that, over time, we would have accomplished our goal of becoming the best consumer products company in the world. But our Board and management felt that the certainty provided by a combination now with P&G outweighed the probability of future success. And the benefits of accelerated growth and profitability … and the preservation of our culture and beliefs … called for action now.

If you had asked me three years ago whether we might merge with P&G, I would have said no. We were struggling just as they were. There was much less value that we could bring to each other.

But P&G fixed their company … just as we’ve fixed ours. That makes this the right time for us to join forces … with the best possible partner. This is a once-in-a-lifetime opportunity that the management and Board felt we must seize.

This merger creates an extraordinary company by any measure -- new product innovation, market-leading brands, retail presence, customer service, global reach and financial strength. The new company will have much greater capacity to make brand-building and business-building investments than Gillette could ever have afforded on our own.

The new company’s business diversity will also be a source of strength and security. We will no longer rely so heavily on our Blades & Razors business. With P&G, our growth will be driven by 21 icon brands that generate over $1 billion each in annual sales.

And for the vast majority of Gillette employees who will continue with the combined company, I believe there will be many more opportunities for success than Gillette alone ever could have provided.

* * *

FORWARD-LOOKING STATEMENTS

            This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available